Exhibit 99.1

eFuture Information Technology Inc. Announces Anticipated Accounting Adjustments

Reaffirms Upward Revision of 2009 Revenue Guidance of USD28 million to USD29 million Representing Annual Revenue Growth of 38% to 40%

BEIJING, June 19 /PRNewswire-Asia/ — eFuture Information Technology Inc. (Nasdaq: EFUT, the "Company" or "eFuture"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced that eFuture will likely need to make an accounting adjustment to its unaudited earnings reports for quarters ended March 31, June 30, September 30 and December 31, 2008 and March 31, 2009 and that those reports should no longer be relied upon. Since eFuture is currently in the process of assessing the anticipated adjustments, the Company has not determined the extent of the correction.

The specific areas being assessed for accounting adjustments relate to (i) our accounting for a depository reserve we must maintain in China for employee social security costs, (ii) the timing of our recognition of revenues upon sales of some of our software products, and (iii) the method by which we calculate our costs of revenues.

First, we have determined that we have not reserved an adequate amount for these purposes and, as a result, will revise our previously-reported unaudited earnings for the above periods. As a foreign private issuer, we are not required to file quarterly reports but have traditionally provided such information to investors. The correction of the reserve for employee social security costs will result in operating losses in our annual report on Form 20-F that are in excess of those disclosed in our unaudited quarterly earnings reports during the four quarters of fiscal year 2008. This correction will also increase operating losses for our first quarter 2009 beyond those listed in our press release dated June 9, 2009.

Secondly, some of our software products include rights to one year of maintenance to ensure that the software operates properly for the purposes sold. We previously deferred recognition of 10% of the software contract amount for a one-year period from the date of sale and recognized it as revenue after the one-year maintenance period had passed. Our management has determined that these amounts should instead be recognized evenly over the maintenance period. This correction will result in the accelerated recognition of revenues and associated costs of revenues but will not change the ultimate amounts we recognize per service contract.

Finally, our management has determined that it will further improve the accuracy of reflecting its costs of revenues through allocation on the basis of labor costs. We previously allocated our costs of revenues based on out-of-pocket expenses on projects. The change from allocation based on out-of-pocket expenses to allocation based upon labor costs will result in a more accurate estimate of costs of revenues by project, but is not expected to have a material change to the reporting of costs of revenues.

The anticipated accounting adjustments are intended to ensure adequate reserve of social security benefits for our employees and enhance the accurate recognition of revenue and associated costs to better reflect our expanding business and operational performance. The Company remains on track to continue the growth momentum and reaffirms our recent upward revision of 2009 revenue guidance of USD28 million to USD29 million, representing annual revenue growth of 38% to 40%.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China's rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China's front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. eFuture currently serves over 15 Fortune 500 companies, over 1,000 retailers and over 5,000 suppliers operating in China. eFuture is one of IBM's premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. eFuture has more than 600 employees and 20 branch offices across China. For more information about eFuture, please visit http://www.e-future.com.cn/ ..

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2009 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenues and certain cost or expense items; eFuture's ability to attract customers and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of June 19, 2009, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

For more information, please contact:

Investor Contact:
Troe Wen, Company Secretary
eFuture Information Technology Inc.
Tel:     +86-10-5293-7699
Email: ir@e-future.com.cn

Investor Relations (US):
Mahmoud Siddig
Taylor Rafferty
Tel:     +1-212-889-4350
Email: eFuture@Taylor-Rafferty.com

Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel:     +852-3196-3712
Email: eFuture@Taylor-Rafferty.com

Media Contact:
Jason Marshall
Taylor Rafferty
Tel:     +1-212-889-4350
Email: eFuture@Taylor-Rafferty.com

SOURCE eFuture Information Technology Inc.